SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM
1 Translation of letter to the Buenos Aires Stock Exchange dated May 9, 2019.

Autonomous City of Buenos Aires, May 9, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Sarmiento 299

Ref: Financial Statements as of 03/31/2019

Dear Sirs:

In order to fulfill the requirements of Article No. 63 of the ByMA Listing Regulations, we inform you that the Company’s Board of Directors approved, at its meeting held on May 9, 2019, the condensed interim financial statements for the three-month period ended March 31, 2019. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of net income (1) (in millions of pesos)

Attributable to shareholders of the Company	(8,185)
Attributable to minority interests	32

Total net income	(8,153)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	55,862
Attributable to minority interests	475

Total other comprehensive income	56,337

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	47,677
Attributable to minority interests	507

Total comprehensive income	48,184

4) Detail of Shareholders’ equity as of 03/31/2019 (1) (in millions of pesos)

Shareholders’ contributions:

Subscribed Capital	3,924
Adjustment to contributions	6,085
Shares in treasury	9
Adjustment to shares in treasury	16
Stock compensation plan	165
Acquisition cost of treasury shares	79
Share trading premium	(298)
Issuance premiums	640

Total shareholders’ contributions	10,620

Legal reserve	2,007
Reserve for future dividends	—
Reserve for investments	11,020
Reserve for repurchase of own shares	220
Reserve for NIIF special initial adjustment	—
Other comprehensive income	352,982
Retained earning	30,130

Subtotal Shareholders’ equity	406,979

Minority interests	3,664

Total Shareholders’ equity	410,643

(1)	Amounts in accordance with IFRS

5. Shares owned by the parent group

As of March 31, 2019 the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Parent shareholder of the company:

Federal Government—Governmental Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Sergio Giorgi

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 9, 2019	By:	/s/ Sergio Giorgi
	Name:	Sergio Giorgi
	Title:	Market Relations Officer